Exhibit 99.1

300 – 900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Thursday, May 7, 2020 at 1:00 p.m. (Pacific Time), at the offices of the Company at 300 – 900 West Hastings Street, Vancouver, BC V6C 1E5, for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2019, together with the auditor’s report thereon;
2.	to set the number of directors at nine (9) for the ensuing year;
3.	to elect nine (9) directors of the Company for the ensuing year;
4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

5.

to amend the equity incentive plan from a “rolling 10% plan” to a “fixed plan”, pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of the Record Date (as defined below); and

6.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Wednesday, April 1, 2020 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management information circular and form of proxy or voting instruction form (the “Meeting Materials”) accompany this notice of meeting and form part of this notice.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the Meeting Materials. Additionally, Shareholders may submit their vote over the internet, by fax or by telephone by following the instructions found on the form of proxy. If a shareholder does not deliver a proxy to Computershare by 1:00 p.m. (Pacific Time) on Tuesday, May 5, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy. Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

In light of ongoing concerns regarding the spread of COVID-19, shareholders are encouraged to vote on the matters before the Meeting by proxy. We encourage shareholders not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms.  As always, we encourage shareholders to vote their shares prior to the Meeting by following the instructions under the heading “Voting Information” in the accompanying management information circular.

We may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable, which may include delaying the Meeting or holding the Meeting entirely by electronic means, telephone or other communication facilities.  Please monitor our website at www.lithiumamericas.com for updated information.  If you are a registered shareholder or appointed proxyholder and are planning to attend the Meeting, please notify the Company in advance of the Meeting at either the email address or phone number provided below:

Email: legal@lithiumamericas.com

Telephone: 778-656-5820

We also encourage registered shareholders or appointed proxyholders to check our website one week prior to the date of the Meeting for updates.

The management information circular and the other Meeting Materials will be available on SEDAR at www.sedar.com and can also be found on the Company’s website at www.lithiumamericas.com.

DATED at Vancouver, British Columbia, the 7th day of April, 2020.

ON BEHALF OF THE BOARD

“George Ireland”

George Ireland

Chairman of the Board